                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   Form 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 1998

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from            to
                               ----------    -----------

Commission file number 1-3385



                              H. J. HEINZ COMPANY
                             EMPLOYEES RETIREMENT
                               AND SAVINGS PLAN
                                (Title of Plan)



                              H. J. Heinz Company
            (Name of Issuer of securities held pursuant to the Plan)



                     600 Grant Street Pittsburgh, PA  15219
         (Address of Plan and of principal executive office of Issuer)

Financial Statements and Exhibits

The following Plan financial statements, schedules and reports are attached hereto:

1. Report of Independent Accountants dated May 28, 1999 of
   PricewaterhouseCoopers LLP for the Plan financial statements

2. Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997

3. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1998

4. Notes to Financial Statements

5. Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1998

6. Supplemental Schedule of Reportable Transactions for the Year Ended December 31, 1998

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of PricewaterhouseCoopers LLP dated June 28, 1999 is filed herein.

                                   SIGNATURE



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                   H. J. HEINZ COMPANY EMPLOYEES
                                                     RETIREMENT AND SAVINGS PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                        By:  /s/ Gary D. Matson
                                            ....................................

                                                  Gary D. Matson, Chairman


June 28, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS



H. J. HEINZ COMPANY EMPLOYEE
BENEFITS ADMINISTRATION BOARD:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the H. J. Heinz Company Employees Retirement and Savings Plan (the "Plan") at December 31, 1998 and 1997, and the change in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Employee Benefits Administration Board; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and the supplemental schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Employee Benefits Administration Board. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                            /s/ PricewaterhouseCoopers LLP

                                            PricewaterhouseCoopers LLP



Pittsburgh, Pennsylvania
May 28, 1999

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                            as of December 31, 1998


                                                 H. J. Heinz Co.    Managed Income     Magellan    Retirement Gov't.     Overseas
                                                   Stock Fund          Portfolio         Fund       Money Market           Fund
                                                 ---------------    --------------  -------------- ---------------    --------------
Assets:

   Investment in Master Trust  (Notes 4,8)         $218,862,356       $10,172,347    $68,189,561    $47,098,735         $10,375,302

   Investment                                                --                --             --             --                  --
   Investment income receivable:
      Dividends                                       1,313,878                --             --             --                  --
      Interest and other                                 54,126            47,476             93        227,318                 248
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total investment income receivable           1,368,004            47,476             93        227,318                 248
                                                 ---------------    -------------  -------------- ---------------     --------------
   Contributions receivable:
      Employee                                          269,053             8,827        131,685        201,588              25,427
      Employer                                           15,443            19,478        195,709        350,295              20,711
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total contributions receivable                 284,496            28,305        327,394        551,883              46,138
                                                 ---------------    -------------  -------------- ---------------     --------------
   Participant Loan Receivable                              433                --            149             14                  11
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Assets                              $220,515,289       $10,248,128    $68,517,197    $47,877,950         $10,421,699
                                                 ---------------    -------------  -------------- ---------------     --------------

Liabilities:

   Notes payable to H. J. Heinz Company                      --                --             --             --                  --
   Accrued interest due on note payable                      --                --             --             --                  --
   Accrued administrative expenses                       41,423             1,922         12,826          8,902               1,952
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Liabilities                               41,423             1,922         12,826          8,902               1,952
                                                 ---------------    -------------  -------------- ---------------     --------------
Net Assets Available for Benefits                  $220,473,866       $10,246,206    $68,504,371    $47,869,048         $10,419,747
                                                 ===============    =============  ============== ===============     ==============


                                                  Equity-Income        Puritan      Intermediate       OTC
                                                      Fund               Fund        Bond Fund      Portfolio
                                                 ---------------    -------------- -------------- --------------
Assets:
   Investment in Master Trust  (Notes 4,8)          $36,517,509       $34,502,760    $10,843,323     $8,513,673
   Investment                                                --                --             --             --
   Investment income receivable:
      Dividends                                              --                --         53,712             --
      Interest and other                                     45                88             --             --
                                                 ---------------    -------------  -------------- ---------------
         Total investment income receivable                  45                88         53,712             --
                                                 ---------------    -------------  -------------- ---------------

   Contributions receivable:
      Employee                                           83,645            60,485         14,058         15,637
      Employer                                          104,785           109,508         35,387         13,204
                                                 ---------------    -------------  -------------- ---------------
         Total contributions receivable                 188,430           169,993         49,445         28,841
                                                 ---------------    -------------  -------------- ---------------
   Participant Loan Receivable                              122               104             --             10
                                                 ---------------    -------------  -------------- ---------------
         Total Assets                               $36,706,106       $34,672,945    $10,946,480     $8,542,524
                                                 ---------------    -------------  -------------- ---------------

Liabilities:

   Notes payable to H. J. Heinz Company                      --                --             --             --
   Accrued interest due on note payable                      --                --             --             --
   Accrued administrative expenses                        6,869             6,490          2,050          1,601
                                                 ---------------    -------------  -------------- ---------------
         Total Liabilities                                6,869             6,490          2,050          1,601
                                                 ---------------    -------------  -------------- ---------------

Net Assets Available for Benefits                   $36,699,237       $34,666,455    $10,944,430     $8,540,923
                                                 ===============    =============  ============== ===============


    The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                      as of December 31, 1998 (continued)


                                                      Vanguard        Vanguard           Vanguard        Vanguard
                                                      Long-Term      Wellington          Windsor II    Institutional
                                                   Corporate Fund      Fund                Fund         Index Fund
                                                  ---------------   -------------      -------------  ---------------
Assets:

   Investment in Master Trust  (Notes 4,8)             $4,002,950      $5,696,818       $15,942,319    $25,246,473

   Investment                                                  --              --                --             --
   Investment income receivable:
      Dividends                                            77,482              --                --        271,795
      Interest and other                                      112              --             5,194          7,874
                                                   --------------   -------------    --------------  -------------
         Total investment income receivable                77,594              --             5,194        279,669
                                                   --------------   -------------    --------------  -------------

   Contributions receivable:
      Employee                                              6,637          14,451            47,795         69,576
      Employer                                              7,525          16,431            47,148         66,923
                                                   --------------   -------------    --------------  -------------
         Total contributions receivable                    14,162          30,882            94,943        136,499
                                                   --------------   -------------    --------------  -------------
   Participant Loan Receivable                                 --              12                64             60
                                                   --------------   -------------    --------------  -------------
         Total Assets                                  $4,094,706      $5,727,712       $16,042,520    $25,662,701
                                                   --------------   -------------    --------------  -------------
Liabilities:

   Notes payable to H. J. Heinz Company                        --              --                --             --
   Accrued interest due on note payable                        --              --                --             --
   Accrued administrative expenses                            767           1,072             3,000          4,800
                                                   --------------   -------------    --------------  -------------
          Total Liabilities                                   767           1,072             3,000          4,800
                                                   --------------   -------------    --------------  -------------

Net Assets Available for Benefits                      $4,093,939     $ 5,726,640       $16,039,520    $25,657,901
                                                   ==============   =============    ==============   ============

                                                 Vanguard     Vanguard     Vanguard
                                                U.S. Growth   Explorer   Int'l Growth   Participants'     ESOP
                                                   Fund         Fund         Fund          Loans         Trust         Total
                                               ------------  ----------  ------------   -------------  -----------   ------------
Assets:

   Investment in Master Trust  (Notes 4,8)     $18,386,684   $2,241,227   $3,776,926            --              --   $520,368,963

   Investment                                           --           --           --       $78,381     $95,967,107     96,045,488
   Investment income receivable:
      Dividends                                         --       19,799           --            --         579,503      2,316,169
      Interest and other                           104,440           11           --            --              --        447,025
                                               ------------  ----------  -----------   -----------     -----------   ------------
         Total investment income receivable        104,440       19,810           --            --         579,503      2,763,194
                                               ------------  ----------  -----------   -----------     -----------   ------------

   Contributions receivable:
      Employee                                      51,364        8,041        8,901            --              --      1,017,170
      Employer                                      50,147        7,036        8,431            --         386,752      1,454,913
                                               ------------  ----------  -----------   -----------     -----------   ------------
         Total contributions receivable            101,511       15,077       17,332            --         386,752      2,472,083
                                               ------------  ----------  -----------   -----------     -----------   ------------
   Participant Loan Receivable                         219           30           10        (1,238)             --             --
                                               ------------  ----------  -----------   -----------     -----------   ------------


         Total Assets                          $18,592,854   $2,276,144   $3,794,268       $77,143     $96,933,362   $621,649,728
                                               -----------   ----------  -----------   -----------     -----------   ------------
Liabilities:

   Notes payable to H. J. Heinz Company                 --           --           --            --      13,571,071     13,571,071
   Accrued interest due on note payable                 --           --           --            --          92,021         92,021
   Accrued administrative expenses                   3,478          425          710            --          43,698        141,985
                                               ------------  ----------  -----------   -----------     -----------   ------------
          Total Liabilities                          3,478          425          710            --      13,706,790     13,805,077
                                               ------------  ----------  -----------   -----------     -----------   ------------

Net Assets Available for Benefits              $18,589,376   $2,275,719   $3,793,558       $77,143     $83,226,572   $607,844,651
                                               ============  ==========  ===========   ===========     ===========   ============

   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                            as of December 31, 1997



                                                 H. J. Heinz Co.    Managed Income     Magellan    Retirement Gov't.     Overseas
                                                   Stock Fund          Portfolio         Fund       Money Market           Fund
                                                 ---------------    --------------  -------------- ---------------    --------------
Assets:

   Investment in Master Trust  (Notes 4,8)         $217,835,289       $10,915,736    $54,972,528    $46,830,629         $11,200,580

   Investment                                                --                --             --             --                  --
   Investment income receivable:
      Dividends                                       1,332,392                --             --             --                  --
      Interest and other                                  9,496            54,815          2,272        216,294                   5
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total investment income receivable           1,341,888            54,815          2,272        216,294                   5
                                                 ---------------    -------------  -------------- ---------------     --------------
   Contributions receivable:
      Employee                                          338,418            13,883        164,898        248,824              42,738
      Employer                                               --            21,128        241,693        423,190              32,178
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total contributions receivable                 338,418            35,011        406,591        672,014              74,916
                                                 ---------------    -------------  -------------- ---------------     --------------
   Participant Loan Receivable                              558                --            208            143                  32
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Assets                              $219,516,153       $11,005,562    $55,381,599    $47,719,080         $11,275,533
                                                 ---------------    -------------  -------------- ---------------     --------------



Liabilities:

   Notes payable to H. J. Heinz Company                      --                --             --             --                  --
   Accrued interest due on note payable                      --                --             --             --                  --
   Accrued administrative expenses                       84,675             4,238         21,239         18,176               4,327
                                                 ---------------    -------------  -------------- ---------------     --------------
         Total Liabilities                         $     84,675       $     4,238    $    21,239    $    18,176         $     4,327
                                                 ---------------    -------------  -------------- ---------------     --------------
Net Assets Available for Benefits                  $219,431,478       $11,001,324    $55,360,360    $47,700,904         $11,271,206
                                                 ===============    =============  ============== ===============     ==============


                                                  Equity-Income        Puritan      Intermediate       OTC
                                                      Fund               Fund        Bond Fund      Portfolio
                                                 ---------------    -------------- -------------- --------------
Assets:
   Investment in Master Trust  (Notes 4,8)          $40,910,658       $35,369,637     $9,981,683     $4,266,584
   Investment                                                --                --             --             --
   Investment income receivable:
      Dividends                                              --                --         54,005             --
      Interest and other                                  5,078             2,333             --          6,617
                                                 ---------------    -------------  -------------- ---------------
         Total investment income receivable               5,078             2,333         54,005          6,617
                                                 ---------------    -------------  -------------- ---------------

   Contributions receivable:
      Employee                                          117,986            87,041         16,599         10,971
      Employer                                          145,095           146,147         41,079          9,672
                                                 ---------------    -------------  -------------- ---------------
         Total contributions receivable                 263,081           233,188         57,678         20,643
                                                 ---------------    -------------  -------------- ---------------
   Participant Loan Receivable                              216               156             --              6
                                                 ---------------    -------------  -------------- ---------------
         Total Assets                               $41,179,033       $35,605,314    $10,093,366     $4,293,850
                                                 ---------------    -------------  -------------- ---------------

Liabilities:

   Notes payable to H. J. Heinz Company                      --                --             --             --
   Accrued interest due on note payable                      --                --             --             --
   Accrued administrative expenses                       15,807            13,665          3,877          1,651
                                                 ---------------    -------------  -------------- ---------------
         Total Liabilities                          $    15,807       $    13,665    $     3,877     $    1,651
                                                 ---------------    -------------  -------------- ---------------

Net Assets Available for Benefits                   $41,163,226       $35,591,649    $10,089,489     $4,292,199
                                                 ===============    =============  ============== ===============


   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                      as of December 31, 1997 (continued)

                                                        Vanguard       Vanguard         Vanguard        Vanguard         Vanguard
                                                       Long-Term      Wellington       Windsor II    Index Trust-500    U.S. Growth
                                                    Corporate Fund       Fund             Fund            Fund             Fund
                                                    -------------    -------------    -------------  ---------------    -----------
Assets:

   Investment in Master Trust  (Notes 4,8)              $1,969,131     $3,536,327        $7,215,917    $11,339,648      $5,295,569
   Investment                                                   --             --                --             --              --
   Investment income receivable:
      Dividends                                             25,309             --                --        129,177         212,294
      Interest and other                                        46             97             4,426          5,634           3,383
                                                        ----------     ----------        ----------    -----------      ----------
         Total investment income receivable                 25,355             97             4,426        134,811         215,677
                                                        ----------     ----------        ----------    -----------      ----------

   Contributions receivable:
      Employee                                               2,566          9,327            25,434         41,790          21,975
      Employer                                               2,479         11,144            23,113         36,014          19,777
                                                        ----------     ----------        ----------    -----------      ----------
         Total contributions receivable                      5,045         20,471            48,547         77,804          41,752
                                                        ----------     ----------        ----------    -----------      ----------
   Participant Loan Receivable                                  --             20                33            118              22
                                                        ----------     ----------        ----------    -----------      ----------
         Total Assets                                   $1,999,531     $3,556,915        $7,268,923    $11,552,381      $5,553,020
                                                        ----------     ----------        ----------    -----------      ----------
Liabilities:

   Notes payable to H. J. Heinz Company                         --             --                --             --              --
   Accrued interest due on note payable                         --             --                --             --              --
   Accrued administrative expenses                             770          1,366             2,789          4,433           2,129
                                                        ----------     ----------        ----------    -----------      ----------
          Total Liabilities                             $      770     $    1,366        $    2,789    $     4,433      $    2,129
                                                        ----------     ----------        ----------    -----------      ----------

Net Assets Available for Benefits                       $1,998,761     $3,555,549        $7,266,134    $11,547,948      $5,550,891
                                                        ==========     ==========        ==========    ===========      ==========



                                                Vanguard     Vanguard
                                                Explorer   Int'l Growth   Participants'     ESOP
                                                  Fund         Fund           Loans         Trust         Total
                                               ----------  ------------   -------------  -----------   ------------
Assets:

   Investment in Master Trust  (Notes 4,8)     $1,984,357   $2,648,483            --              --   $466,272,756

   Investment                                          --           --       $96,228     $92,103,297     92,199,525
   Investment income receivable:
      Dividends                                   219,024      117,223            --         569,787      2,659,211
      Interest and other                               11           23            --              --        310,530
                                               ----------  ------------   -------------  -----------   ------------
         Total investment income receivable       219,035      117,246            --         569,787      2,969,741
                                               ----------  ------------   -------------  -----------   ------------

   Contributions receivable:
      Employee                                      9,514       10,133            --              --      1,162,097
      Employer                                      7,896        6,868            --         446,888      1,614,361
                                               ----------  ------------   -------------  -----------   ------------
         Total contributions receivable            17,410       17,001            --         446,888      2,776,458
                                               ----------  ------------   -------------  -----------   ------------
   Participant Loan Receivable                          9           --        (1,521)             --             --
                                               ----------  ------------   -------------  -----------   ------------
         Total Assets                          $2,220,811   $2,782,730       $94,707     $93,119,972   $564,218,480
                                               ----------  ------------   -------------  -----------   ------------
Liabilities:

   Notes payable to H. J. Heinz Company                --           --            --      16,341,483     16,341,483
   Accrued interest due on note payable                --           --            --         169,725        169,725
   Accrued administrative expenses                    851        1,069            --          88,878        269,940
                                               ----------  ------------   -------------  -----------   ------------
          Total Liabilities                    $      851   $    1,069       $    --     $16,600,086    $16,781,148
                                               ----------  ------------   -------------  -----------   ------------

Net Assets Available for Benefits              $2,219,960   $2,781,661       $94,707     $76,519,886   $547,437,332
                                               ==========  ============   =============  ===========   ============

   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     for the Year Ended December 31, 1998



                                                  H. J. Heinz Co.   Managed Income     Magellan     Retirement Gov't.    Overseas
                                                   Stock Fund          Portfolio         Fund         Money Market         Fund
                                                  ---------------   --------------  --------------  ----------------   ------------

Net Change in Investment in
   Master Trust (Note 8)                          $ 27,615,979       $    58,567    $ 13,469,195     $   419,595      $  (976,953)
                                                  ------------       -----------    ------------     -----------      -----------

Transfers from ESOP to other funds (Note 7)                 --                --              --              --               --

Additions:
   Investment income:
      Dividends                                             --                --              --              --               --
      Interest                                              --                --              --              --               --
                                                  ------------       -----------    ------------     -----------      -----------
         Total investment income                            --                --              --              --               --
                                                  ------------       -----------    ------------     -----------      -----------

   Participant contributions                         4,626,140           240,764       2,454,989       3,690,500          614,869
   Age-related employer contributions                   31,694           278,319       2,959,235       5,080,388          455,059
   ESOP debt service funding                                --               --               --              --               --
   Transfer for Loan Repayments                          5,214               --            2,168             232              257
                                                  ------------       -----------    ------------     -----------      -----------
         Total additions                             4,663,048           519,083       5,416,392       8,771,120        1,070,185
                                                  ------------       -----------    ------------     -----------      -----------

Deductions:
   Withdrawals                                      30,995,645         1,323,098       5,683,304       8,980,110          934,180
   Administrative expenses                             240,994             9,670          58,272          42,461           10,511
   Interest expense on note payable                         --                --              --              --               --

   Net (appreciation) in fair value
      of investments                                        --                --              --              --               --
                                                  ------------       -----------    ------------     -----------      -----------
         Total deductions                           31,236,639         1,332,768       5,741,576       9,022,571          944,691
                                                  ------------       -----------    ------------     -----------      -----------



Net increase (decrease) in net assets available
   for benefits for the year                         1,042,388          (755,118)     13,144,011         168,144         (851,459)

Net assets available for benefits at
   the beginning of the year                       219,431,478        11,001,324      55,360,360      47,700,904       11,271,206
                                                  ------------       -----------     -----------     -----------      -----------
Net assets available for benefits at
   the end of the year                            $220,473,866       $10,246,206     $68,504,371     $47,869,048      $10,419,747
                                                  ============       ===========     ===========     ===========      ===========

                                                    Equity-Income    Puritan      Intermediate         OTC
                                                         Fund          Fund         Bond Fund        Portfolio
                                                    -------------  ------------  --------------   ---------------
Net Change in Investment in
   Master Trust (Note 8)                             $(4,891,003)  $  (878,328)     $1,057,415       $ 3,740,929

Transfers from ESOP to other funds (Note 7)                   --            --              --                --

Additions:
   Investment income:
      Dividends                                               --            --              --                --
      Interest                                                --            --              --                --
                                                     -----------   -----------     -----------        ----------
         Total investment income                              --            --              --                --
                                                     -----------   -----------     -----------        ----------

   Participant contributions                           1,754,975     1,265,141         322,345           348,792
   Age-related employer contributions                  1,824,766     1,744,775         534,783           227,664
   ESOP debt service funding                                  --            --              --                --
   Transfer for Loan Repayments                            1,796         1,421              --               159
                                                     -----------   -----------     -----------        ----------
        Total additions                                3,581,537     3,011,337         857,128           576,615
                                                     -----------   -----------     -----------        ----------

Deductions:
   Withdrawals                                         3,117,708     3,025,327       1,049,529            61,457
   Administrative expenses                                36,815        32,876          10,073             7,363
   Interest expense on note payable                           --            --              --                --

   Net (appreciation) in fair value
      of investments                                          --            --              --                --
                                                     -----------   -----------     -----------        ----------
         Total deductions                              3,154,523     3,058,203       1,059,602            68,820
                                                     -----------   -----------     -----------        ----------


Net increase (decrease) in net assets available
   for benefits for the year                          (4,463,989)     (925,194)        854,941         4,248,724

Net assets available for benefits at
   the beginning of the year                          41,163,226    35,591,649      10,089,489         4,292,199
                                                     -----------   -----------     -----------        ----------

Net assets available for benefits at
   the end of the year                               $36,699,237   $34,666,455     $10,944,430        $8,540,923
                                                     ===========   ===========     ===========        ==========


The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

               for the Year Ended December 31, 1998 (continued)


                                                  Vanguard         Vanguard        Vanguard           Vanguard
                                                  Long-Term      Wellington      Windsor II      Institutional Index
                                               Corporate Fund        Fund            Fund               Fund
                                               ---------------    -------------   -------------   ----------------
Net Change in Investment in
   Master Trust (Note 8)                           $2,385,138      $2,148,820      $7,760,266       $13,240,879

Transfers from ESOP to other funds (Note 7)                --

Additions:
   Investment income:
      Dividends                                            --              --              --                --
      Interest                                             --              --              --                --
                                                    ---------     -----------     -----------       -----------
         Total investment income                           --              --              --                --
                                                    ---------     -----------     -----------       -----------

   Participant contributions                          156,936         329,887         932,459        1,285,644
   Age-related employer contributions                  74,434         241,816         643,629          911,932
   ESOP debt service funding                               --              --              --               --
   Transfer for Loan Repayments                            --             143             812            1,023
                                                    ---------     -----------     -----------       -----------
         Total additions                              231,370         571,846       1,576,900        2,198,599
                                                    ---------     -----------     -----------       -----------

Deductions:
   Withdrawals                                        518,513         544,451         549,335         1,308,509
   Administrative expenses                              2,817           5,124          14,445            21,016
   Interest expense on note payable                        --              --              --                --

   Net (appreciation) in fair value
      of investments                                       --              --              --                --

                                                    ---------     -----------     -----------       -----------
         Total deductions                             521,330         549,575         563,780         1,329,525
                                                    ---------     -----------     -----------       -----------



Net increase (decrease) in net assets available
   for benefits for the year                        2,095,178       2,171,091       8,773,386        14,109,953

Net assets available for benefits at
   the beginning of the year                        1,998,761       3,555,549       7,266,134        11,547,948
                                                   ----------     -----------     -----------       -----------
Net assets available for benefits at
   the end of the year                             $4,093,939      $5,726,640     $16,039,520       $25,657,901
                                                   ==========     ===========     ===========       ===========




                                                               Vanguard        Vanguard       Vanguard
                                                             U.S. Growth       Explorer     Int'l Growth
                                                                Fund             Fund           Fund
                                                            -------------   -------------  --------------
Net Change in Investment in
   Master Trust (Note 8)                                    $ 12,084,295        ($206,838)     $  634,359
                                                            ------------      -----------    ------------
Transfers from ESOP to other funds (Note 7)                           --               --              --

Additions:
   Investment income:
      Dividends                                                       --               --              --
      Interest                                                        --               --              --
                                                            ------------      -----------    ------------
         Total investment income                                      --               --              --
                                                            ------------      -----------    ------------

   Participant contributions                                     695,437          228,949         252,569
   Age-related employer contributions                            552,326          123,759         178,388
   ESOP debt service funding                                          --               --              --
   Transfer for Loan Repayments                                    1,645              352             106
                                                            ------------      -----------    ------------
        Total additions                                        1,249,408          353,060         431,063
                                                            ------------      -----------    ------------

Deductions:
   Withdrawals                                                   282,647           88,460          50,276
   Administrative expenses                                        12,571            2,003           3,249
   Interest expense on note payable                                   --               --              --

   Net (appreciation) in fair value
      of investments                                                  --               --              --
                                                            ------------      -----------    ------------
         Total deductions                                        295,218           90,463          53,525
                                                            ------------      -----------    ------------


Net increase (decrease) in net assets available
   for benefits for the year                                  13,038,485           55,759       1,011,897

Net assets available for benefits at
   the beginning of the year                                   5,550,891        2,219,960       2,781,661
                                                            ------------      -----------     -----------

Net assets available for benefits at                        $ 18,589,376      $ 2,275,719     $ 3,793,558
   the end of the year                                      ============      ===========     ===========




                                                              Participants'       ESOP
                                                                   Loans         Trust          Total
                                                              --------------  ------------  --------------

Net Change in Investment in
   Master Trust (Note 8)                                                 --             --    $ 77,662,315
Transfers from ESOP to other funds (Note 7)                              --    ($1,239,464)    ($1,239,464)

Additions:
  Investment income:
    Dividends                                                            --      2,261,032       2,261,032
    Interest                                                             --         23,542          23,542
                                                                 ----------    ------------  -------------
      Total investment income                                            --      2,284,574       2,284,574
                                                                 ----------    ------------  -------------

  Participant contributions                                              --             --      19,200,396
  Age-related employer contributions                                     --             --      15,862,967
  ESOP debt service funding                                              --      1,333,514       1,333,514
  Transfer for Loan Repayments                                     ($15,328)            --              --
                                                                 ----------    ------------  -------------
      Total additions                                               (15,328)     2,378,624      37,441,987
                                                                 ----------    ------------  -------------

Deductions:
  Withdrawals                                                         2,236      4,759,096      63,273,881
  Administrative expenses                                                --        152,958         663,218
  Interest expense on note payable                                       --        816,884         816,884

Net (appreciation) in fair value
  of investments                                                         --    (10,057,000)    (10,057,000)
                                                                 ----------    ------------  -------------
      Total deductions                                                2,236     (4,328,062)     54,696,983
                                                                 ----------    ------------  -------------



Net increase (decrease) in net assets available
  for benefits for the year                                         (17,564)      6,706,686     60,407,319

Net assets available for benefits at
  the beginning of the year                                          94,707      76,519,886    547,437,332
                                                                 ----------     ------------  ------------
Net assets available for benefits at
  the end of the year                                            $   77,143     $83,226,572    607,844,651
                                                                 ==========     ===========    ===========





The accompanying notes are an integral part of the financial statements.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                         Notes to Financial Statements


(1) Plan Description:

   The following description of the H. J. Heinz Company ("Company") Employees Retirement and Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General

   The Plan is a defined contribution plan covering salaried employees actively employed by the Company or any of the affiliated companies. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors of the Company ("The Board of Directors") upon the recommendation of the Investment Committee of the Board of Directors. The members of the Committee are not compensated for serving on the Committee.

   The Board of Directors has designated (i) Fidelity Management Trust Company to act as trustee ("Trustee") under the Plan; and (ii) Mellon Bank, N. A. to act as trustee of the separate ESOP trust established for matching contributions ("ESOP Trustee").

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   The plan provides for various investment options as described in Note 4.
   Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.



      Contributions

   Participant contributions to the Plan may be either tax deferred or after tax. The total of a participant's tax deferred and after tax contributions may not exceed 13% of their compensation. Each participant may make tax deferred contributions, in whole percentages, of not less than 2% of his compensation.

   Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $10,000 in 1998 and $9,500 in 1997. The committee will give a participant affected by these limitations timely notification.

   The Company will contribute on behalf of each participating employee an amount equivalent to the tax deferred contribution up to 3% of the employee's compensation. The Company's matching contributions may be made in cash or in shares of the Company's common stock of equal value. Shares of stock used for the Company match come from the shares held in the separate, leveraged employee stock ownership plan ("ESOP") trust. The ESOP is described in greater detail in Note 7.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

      Contributions (continued)

   In addition, the Company makes monthly, age-related contributions to the Company Contribution Account ("CCA") of participating employees who direct the investment of such contributions into one or more of the investment funds stated in Note 4, including the H. J. Heinz Company Stock Fund effective October 21, 1998. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants that are less than 25 years old to a rate of 13% for participants that are 60 years old and over.

   A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

      Participant Accounts

   Each participant's account is credited with the participant's contribution(s) and allocation of (a) the Company's matching and age-related contributions, as defined and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting

   The value of a participant's tax deferred account, which is maintained for tax deferred contributions, after tax account, which is maintained for after tax contributions, and rollover account, which is maintained for rollover contributions, is fully vested at all times. The value of the Company's matching contribution and CCA contribution allocated to a participant's account will be fully vested upon the occurrence of any of the following events: completion of five years of service, job elimination, workforce reduction, termination of employment after attainment of age 55, attainment of age 65, total and permanent disability, or death.


      Withdrawals

   A participant may elect to withdraw up to 100% of their after tax or rollover account. A participant's matching account will be available for withdrawal if the participant:

      (a) has at least 5 years of continuous membership in the Plan, or

      (b) is eligible for a "hardship" withdrawal in accordance with the rules of the Plan, or

      (c) has attained age 59 1/2.

   A participant may not withdraw any amount from their tax deferred account during active employment before age 59 1/2 except for hardship as defined in the Plan.

   A participant may not withdraw any amount from their CCA during active employment before age 70 1/2.

   A participant who qualifies for a hardship withdrawal and withdraws from their tax deferred accounts is suspended from making contributions to the Plan for one year. Under present Internal Revenue Service ("IRS") rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

      Withdrawals (continued)


   A participant, upon termination of service, may elect to receive a lump-sum amount equal to the value of their account or annual installments over a period not to exceed 30 years. A terminated participant may also elect to choose a direct transfer of their account balance to the trustee or custodian of another eligible retirement plan.

      Loans

   The Plan was amended effective January 1, 1990, to prohibit the granting or renegotiating of loans. Any outstanding loan as of December 31, 1989 shall continue to be administered in accordance with the loan rules established by the Committee as in effect on such date.

   The interest rates for all outstanding loans for the years ended December 31, 1998 and 1997, ranged from 7.0% to 10.94% for both years.

   Payment of principal and interest is by payroll deduction, subject to rules permitting prepayment. Repayments of the principal of a loan to a participant will be allocated first to the participant's after tax account, and then to the participant's tax deferred account. Payments of interest on a loan to a participant are allocated to the participant's after tax account and tax deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment directions in effect at the time such interest or principal repayment is received by the Trustee.


      Termination

   The term of the Plan is indefinite, subject to termination at any time by the Board of Directors of the Company. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will be fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.


      Administrative Expenses

   The Trustees may pay expenses of the Plan including record-keeping fees, administrative charges, professional fees, and trustee fees, from the assets of the Trust Funds unless paid by the Company. For the years ended December 31, 1998 and 1997 the Plan incurred expenses of $663,218 and $782,452, respectively. These expenses were paid from Plan assets. Expenses absorbed by the Plan were allocated to the various funds of the Plan based on the net asset value of the individual fund as a percentage of the total net asset value of the Plan's funds.

   The Company, as permitted by ERISA, may obtain reimbursement from Company sponsored employee benefit plans for certain administrative charges incurred in providing administrative services to such plans. These expenses include salaries, payroll expenses and other miscellaneous charges, and are allocated based on time incurred related to each plan. The allocation of these charges to the Plan for the years ended December 31, 1998 and 1997 were $27,243 and $37,062, respectively.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

(2) Summary of Significant Accounting Policies:

      Investment Valuation

   The value of the shares in a mutual fund is based on the active market value of the underlying securities in the fund.

   Investments in the Company's common stock are valued at the last reported sales price on the last business day of the year.

   Temporary investments in short-term investment funds are valued at cost which approximates market value.

      Other

   The Plan presents in the statement of changes in net assets available for benefits the appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change as it relates to those investments held in the Master Trust is included as a component of the Net Change in Investment in Master Trust on the Statement of Changes in Net Assets.

   Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost.

   Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.

(3) Federal Income Taxes:

   The IRS has made a determination that the Plan is a qualified plan under
   Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

   The IRS has determined and informed the Company by letter dated February 3, 1998, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since a favorable determination was received, however, tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, that the Plan contains an employee stock ownership plan that meets the requirements of
   Section 4975(e)(7) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.


   Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

(4) Investment Programs:


   Effective October 1 1997, the funds offered by the Plan were changed to increase investment choices and reduce the Plan's dependence on a single mutual fund company. Eight new funds were added--seven Vanguard funds and one Fidelity fund while four Fidelity funds (Asset Manager Growth, Asset Manager Income, Asset Manager and Retirement Growth) were eliminated. Participant fund balances in the discontinued funds were automatically transferred to the Retirement Government Money Market Fund if participants had not transferred them to other available funds as of September 29, 1997.


   Effective October 16, 1998, the Vanguard Institutional Index Fund replaced the Vanguard Index Trust 500 Portfolio. Participant fund balances in the Vanguard Index Trust 500 Portfolio were automatically transferred to the Vanguard Institutional Index Fund on October 16, 1998 unless participants had previously transferred them.

   Fidelity Management Trust Company remains Trustee for all the investment funds. Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the Investment funds selected by the Committee. The ESOP match account investment cannot be reallocated unless a participant is eligible to retire or is no longer employed. Reallocations from the ESOP to other funds are included in the Net Change in Investment in Master Trust on the Statement of Changes in Net Assets Available for Benefits. A description of the Investment funds by investment category follows:

   Company Stock

     The H.J. Heinz Company Stock Fund consists of common stock of the Company.

   Stable Value

     Fidelity's Managed Income Portfolio invests in guaranteed investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A portion of the fund is invested in a money market fund to provide daily liquidity. Guaranteed investment contracts are recorded at contract value, which includes principal and accumulated interest, which approximates market value.

   Growth

     The Fidelity Magellan Fund is an aggressive growth fund, the asset of which are invested primarily in common stocks of both well known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk.

     The Vanguard U.S. Growth Fund seeks to provide long-term capital appreciation by investing in common stocks of large companies with above-average growth potential.

   Money Market

     The assets of Fidelity's Retirement Government Money market Portfolio are invested in high-quality short-term money market securities for which the U.S. Government or its agencies or instrumentalities guarantee timely payment of principal and interest.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)


(4) Investment Programs (continued):

      International

        The Fidelity Overseas Fund is an aggressive growth fund, which seeks long-term capital appreciation, primarily through investments in foreign securities. The fund invests primarily in securities of issuers whose principal business activities are outside the U.S.

        Vanguard International Growth Fund seeks long-term capital growth by investing in common stocks of companies based outside of the United States that have above-average growth potential.

     Index

        Vanguard Institutional Index Fund seeks long-term growth of capital and income from dividends. It holds all 500 stocks that comprise the Standard & Poor's 500 Composite Stock Price Index (S&P 500) in proportion to their weighting in the index.

     Growth and Income

        The assets of the Fidelity Equity-Income Fund are invested primarily in income-producing equity securities. The fund has a value philosophy and currently compares its performance with the Russell 3000 Value Index instead of the S&P 500.

        Vanguard Windsor II is a value-oriented growth and income fund seeking long-term growth of capital and income from dividends. The fund invests in a diversified group of out-of-favor stocks of large-capitalization companies.


     Small Capitalization

        The Fidelity OTC Portfolio seeks long-term capital growth by investing mainly in equity securities traded in the over-the-counter market.

        Vanguard Explorer Fund seeks long-term growth of capital by investing primarily in common stocks of small and emerging growth companies.


     Balanced

        The assets of the Fidelity Puritan Fund are invested in a broadly diversified portfolio of high-yielding U.S. and foreign securities including those in emerging markets, which may involve additional risk. The investments can include all types of bonds of any quality or maturity as well as common stocks and preferred stocks.

        The Vanguard Wellington Fund invests in dividend-paying large- and mid-capitalization stocks of well-established companies whose prospects are improving, but whose values have yet to be recognized in the marketplace. The fund's assets are divided between common stocks and bonds.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)


(4) Investment Programs (continued):

     Fixed Income

        The Fidelity Intermediate Bond Fund's goal is to produce high current income by investing mainly in investment-grade debt securities while normally maintaining an average maturity of three to ten years.

        The Vanguard Long-Term Corporate Fund (previously called Fixed Income Securities Fund -- Long-Term Portfolio) seeks to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment-grade bonds.

     Discontinued Fund:

        Vanguard Index Trust -- 500 Portfolio seeks long-term growth of capital and income from dividends. It holds all of the 500 stocks that comprise the S&P 500.

(5) Net Asset Value per Unit:

    The interests of Plan participants are accounted for under a unit method. The number of units in each fund and the net asset value per unit are as follows:

                                                December 31, 1998              December 31, 1997
                                              ------------------------      -------------------------
                                                             Value per                      Value per
                                                Units          Unit             Units         Unit
                                              -------------  ---------      -------------   ---------
  H. J. Heinz Co. Stock Fund......              96,941,813     $2.272         109,694,553     $1.993
  Managed Income Portfolio........               7,266,072     $1.407           8,252,541     $1.329
  Magellan Fund...................              21,903,067     $3.113          23,572,630     $2.332
  Retirement Gov't. Money Market..              36,363,548     $1.302          38,019,712     $1.238
  Overseas Fund...................               5,848,535     $1.774           7,117,680     $1.574
  Equity-Income Fund..............              13,107,635     $2.786          16,509,164     $2.478
  Puritan Fund....................              14,233,167     $2.424          16,995,683     $2.081
  Intermediate Bond Fund..........               7,484,802     $1.457           7,392,332     $1.358
  OTC Portfolio...................               6,814,484     $1.249           4,812,656     $0.891
  Long-Term Corporate Fund........               3,598,912     $1.118           1,920,752     $1.031
  Wellington Fund.................               4,980,542     $1.144           3,518,035     $1.021
  Windsor II Fund.................              13,303,162     $1.199           7,107,071     $1.031
  Institutional Index Fund........              19,486,687     $1.310          11,262,543     $1.019
  U.S. Growth Fund................              12,780,220     $1.447           5,333,937     $1.034
  Explorer Fund...................               2,315,604     $0.976           2,344,458     $0.944
  Int'l Growth Fund...............               3,579,773     $1.055           3,065,906     $0.903

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

(6) Forfeitures:

   Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions, or may be used to pay plan administrative expenses. Forfeitures were $442,810 for the year ended December 31, 1998 and $436,600 for the year ended December 31, 1997.


(7) ESOP Trust:


   In September, 1989, the ESOP trust borrowed $50 million and purchased 2,366,862 shares of Heinz Common Stock at $21.125 per share. The Company financed the transaction and sold the stock to the ESOP.

   The Heinz stock is pledged as collateral for the loan and is credited to a suspense account from which it is gradually released for allocation to participants' accounts over the term of the loan. During 1998 and 1997, the number of shares released from the suspense account for allocation to participant accounts as a result of principal repayments was 126,680 and 172,529, respectively. As noted previously, the shares of stock used for the Company match will come from the shares held in the ESOP trust. At December 31, 1998 and 1997, $31,168,616 and $34,606,161 respectively, of unallocated assets were held by the ESOP.

   The ESOP debt is in the form of an interest-bearing promissory note. For the years ended December 31, 1998 and 1997, the weighted average interest rate was 5.98% and 5.32%, respectively. Repayment of the loan will be made through periodic payments. Dividends paid by the Company on allocated and unallocated shares of the Heinz Common Stock are applied for repayment of the loan. When dividends paid are not sufficient to make the periodic repayments, the Company makes additional contributions to fund the deficiency.

   The amount of ESOP debt required to be retired in the years succeeding 1998 is: $2,768,538 in 1999, $1,929,864 in 2000, $2,038,855 in 2001, $2,154,000 in
   2002, $2,275,646 in 2003 and $2,404,167 thereafter. The loan has a stated maturity of July 31, 2004.

(8)  Master Trust:

   The Company entered into a Master Trust arrangement with Fidelity Management Trust Company. The Trustee maintains accounts to record the pro rata share of each participating Plan; reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or to the Trust as a whole.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

(8)  Master Trust (continued):

        The following tables present the Master Trust information for the Plan.

                                                              December 31, 1998
                       ----------------------------------------------------------------------------------------------------
                                                                                                             Retirement &
                                                                                                             Savings Plan
                         Fair Value of                                                       Net             Percentage of
                         Investment of                    Investment Income               Change in         Interest in the
                          Master Trust                 Dividends          Interest      the Fair Value*       Master Trust
                       ----------------            ---------------      -----------     ---------------     ---------------
H. J. Heinz Co.
Stock Fund             $    243,550,114            $     5,748,050      $   142,184     $  30,515,181             89.86%

Managed Income
Portfolio                    10,188,417                         --          585,028            69,659             99.84%

Magellan Fund                74,787,480                  3,480,127               --        15,088,972             91.18%

Retirement Gov't
Money Market                 66,201,315                         --        3,237,455           108,018             71.14%

Overseas Fund                10,900,983                    213,572               --        (1,001,787)            95.18%

Equity-Income
Fund                         39,458,176                  2,356,677               --        (4,675,129)            92.55%

Puritan Fund                 37,233,159                  3,948,275               --          (608,195)            92.67%

Intermediate
Bond Fund                    11,571,033                    666,547               --         1,029,627             93.71%

OTC Portfolio                 8,641,610                    439,143               --         3,819,180             98.52%

Fixed Income
Securities Fund               4,095,936                    219,240               --         2,474,730             97.73%

Wellington Fund               5,856,424                    650,778               --         2,196,555             97.27%

Windsor II Fund              16,451,405                  1,628,023               --         8,063,854             96.91%

Institutional Index Fund     26,126,207                    446,475               --        13,867,270             96.63%

U.S. Growth Fund             19,360,320                  1,185,642               --        12,857,047             94.97%

Explorer Fund                 2,322,657                     20,460               --          (163,406)            96.49%

International
Growth Fund                   3,834,633                     75,240               --           650,976             98.50%

                       ----------------            ---------------     ------------   ---------------          ------------
Total Master Trust     $    580,579,869            $    21,078,249     $  3,964,667     $  84,292,552             89.63%
                       ================            ===============      ===========   ===============          ============

* Includes transfers between funds.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

(8)  Master Trust (continued):

        The following tables present the Master Trust information for the Plan.

                                                              December 31, 1997
                       ----------------------------------------------------------------------------------------------------
                                                                                                             Retirement &
                                                                                                             Savings Plan
                         Fair Value of                                                       Net             Percentage of
                         Investment of                    Investment Income               Change in         Interest in the
                          Master Trust                 Dividends          Interest      the Fair Value*       Master Trust
                       ----------------            ---------------      -----------     ---------------     ---------------
H. J. Heinz Co.
Stock Fund             $    240,109,663            $     6,127,688      $   134,223     $  66,566,428             90.72%

Managed Income
Portfolio                    10,920,342                         --          675,017         5,035,813             99.96%

Magellan Fund                59,990,834                  3,907,759               --         9,862,291             91.63%

Retirement Gov't
Money Market                 64,662,982                         --        2,660,526        23,114,145             72.42%

Overseas Fund                11,768,150                    593,239               --           806,687             95.18%

Equity-Income
Fund                         43,734,130                  2,431,026               --        12,131,682             93.54%

Puritan Fund                 37,854,039                  3,208,692               --         5,043,476             93.44%

Intermediate
Bond Fund                    10,733,697                    681,961               --           791,500             92.99%

OTC Portfolio                 4,299,844                    179,867               --         4,288,956             99.23%

Long-term
Corporate Fund                1,969,693                     35,948               --         1,989,859             99.97%

Wellington Fund               3,626,690                    175,753               --         3,616,206             97.51%

Windsor II Fund               7,351,383                    491,210               --         7,285,688             98.16%

Index Trust-500
Fund                         11,538,760                    131,514               --        11,605,465             98.27%

U.S. Growth Fund              5,442,397                    218,228               --         5,584,369             97.30%

Explorer Fund                 2,006,808                    221,500               --         2,199,727             98.88%

International
Growth Fund                   2,675,356                    118,420               --         2,747,717             99.00%

Asset Manager
Growth Fund                          --                         --               --        (5,306,609)               --

Asset Manager
Income Fund                          --                     16,732               --          (536,745)               --

Asset Manager
Fund                                 --                     65,954               --        (2,857,090)               --

Retirement
Growth Fund                          --                         --               --       (24,252,657)               --

                       ----------------            ---------------     ------------   ---------------          ------------
Total Master Trust     $    518,684,768            $    18,605,491     $  3,469,766     $ 129,716,908             89.90%
                       ================            ===============      ===========   ===============          ============

* Includes transfers between funds.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                       Notes to Financial Statements (Continued)

(9) Plan Amendments:

      On September 3, 1998, the Board of Directors approved an amendment making the Heinz Stock Fund available as an investment option for age-related company contributions effective October 1, 1998.

      On July 7, 1998, the Board of Directors approved a resolution to adopt various technical changes required by the Small Business Job Protection Act and the Uniform Services Employment and Reemployment Act; to permit retired and terminated employees with account balances to make withdrawals free of the retrictions which apply to active employees, and to eliminate the three month participation penalty for employees who suspend contributions to the plan.

      On March 10, 1998, the Board of Directors approved an amendment which authorizes the Director, Human Resource Services--North America to designate certain employees as "Special Assignment International Employees" which permits them to participate in the Plan.

      On December 1, 1997, the Board of Directors approved an amendment to the Plan to increase the amount for a mandatory distribution of the account balance after termination of employment as permitted by the Taxpayer Relief Act of 1997 from $3,500 to $5,000. Effective January 1, 1998, former employees with account balances less than or equal to $5,000 will receive an automatic distribution of their entire balance.

      On December 1, 1997, the Board of Directors approved a proposal to allow former Heinz Pet Products employees at the Perham, Minnesota plant to receive distributions from the Plan after the factory was sold, exclusive of the pre-tax contributions which are restricted under Section 401(k) of the Internal Revenue Code.


(10) Form 5500 Reconciliation:

     In accordance with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans", the Plan includes payments due to participants in net assets available for plan benefits. Payments due to participants as of December 31, 1998 and 1997 were $3,530,269 and $7,160,773 respectively. This methodology differs from that required under ERISA. Therefore, for the Form 5500, the Plan includes such distributions payable as a liability of the Plan.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN


                          EIN: 25 - 0542520 PLAN 009
          LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1998


                                               (c) Description of investment including
           (b) Identity of issue, borrower,         maturity date, rate of interest                           (e) Market
  (a)           lessor, or similar party           collateral, par or maturity value          (d) Cost            Value
-------    --------------------------------    ---------------------------------------     --------------    --------------
*             H. J. Heinz Company                  H. J. Heinz Company ESOP
                                                   $.25 par value/share; 1,682,342          $ 33,569,983       $ 95,262,616

                 Mellon Bank                       EB Temporary Investment Fund             $    704,491       $    704,491

*                H. J. Heinz Company               Participants' Loans                      $          _       $     73,381
                                                   Interest Rates, 7.0%-10.94%

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN


                          EIN: 25 - 0542520 PLAN 009
                LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998



   (a) Identity of Party                         (b) Description                 (c) Purchase           (d) Selling
           Involved                                  of Asset                         Price                  Price
----------------------------            ---------------------------------        --------------        -------------

Execution Services Inc.                 H. J. Heinz Company Common Stock               247,209                  --
                                                                                    (1 purchase)

Execution Services Inc.                 H. J. Heinz Company Common Stock                     --          1,799,731
                                                                                                         (20 sales)

Cantor Fitzgerald & Co. Inc.            H. J. Heinz Company Common Stock                     --          1,617,884
                                                                                                          (7 sales)

Autranet Inc.                           H. J. Heinz Company Common Stock                     --          2,303,514
                                                                                                         (7 sales)


Mellon Bank                             EB Temporary Investment Fund                         --          6,612,554
                                                                                                        (105 sales)

Mellon Bank                             EB Temporary Investment Fund                 6,600,495                  --
                                                                                   (62 purchases)

Mellon Bank                             H. J. Heinz Company Common Stock             2,770,412                  --
                                                     (ESOP LOAN)                    (4 purchases)




  (f) Expense                                      (h) Current Value         (i) Net
 incurred with             (g) Cost of                of Asset on              Gain
  Transaction                 Asset                 Transaction Date          (Loss)
---------------            -----------             ------------------        --------
       216                   247,209                      247,209                  --

     1,664                   633,024                    1,799,731           1,166,707

     1,481                   581,286                    1,617,884           1,036,598

     2,114                   828,644                    2,303,514           1,474,870

        --                 6,612,554                    6,612,554                  --

        --                 6,600,495                    6,600,495                  --

        --                 2,770,412                    2,770,412                  --

                                 Exhibit Index

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of PricewaterhouseCoopers LLP dated June 28, 1999 is filed herein.